FILED BY COEUR D’ALENE MINES CORPORATION PURSUANT TO
RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED
FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WHEATON RIVER MINERALS LTD. (NO. 1-31561)

FILING: REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-117325)

FOR IMMEDIATE RELEASE

COEUR COMMENCES MAILING OF TENDER OFFER TO ACQUIRE ALL OUTSTANDING SHARES OF WHEATON RIVER

     Coeur d’Alene, Idaho, July 13, 2004 – Coeur d’Alene Mines Corporation (NYSE:CDE) today announced that it has commenced mailing its tender offer documents to the shareholders of Wheaton River Minerals Ltd. (TSX:WRM, AMEX:WHT). In connection with its offer, Coeur has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission.

     Under Coeur’s offer, the terms of which are available in the S-4 Registration Statement, Wheaton River shareholders may elect to receive for each share of Wheaton River common stock tendered:

•	Up to Cdn$5.47 in cash, subject to proration if Wheaton River shareholders request in the aggregate more than Cdn$570 million; or

•	0.796 shares of the Coeur common stock; or

•	0.796 exchangeable shares of a Canadian subsidiary of Coeur, which are exchangeable, upon the terms described in the offer documents, for common stock of Coeur on a one-for-one basis.

     The offer is subject to customary conditions, including: (i) the tendering of at least 66 2/3% of the issued and outstanding Wheaton River common shares; (ii) the approval by Coeur shareholders of certain terms of the transaction, including an amendment to Coeur’s certificate of incorporation to increase Coeur’s authorized capital and the issuance of shares of Coeur common stock in the transactions; (iii) receipt of all necessary regulatory approvals; and (iv) the absence of any material adverse change relating to Wheaton River. Coeur intends to solicit the requisite approval from its shareholders as soon as practicable.

     The following letter is being sent by Dennis E. Wheeler, Chairman and Chief Executive Officer of Coeur, to Wheaton River’s shareholders:

     “July 13, 2004

     Dear Wheaton River Shareholder:

     Coeur’s Board of Directors is pleased to offer Wheaton River shareholders the opportunity to participate with Coeur shareholders in the creation of a global leader in the precious metals industry. A Coeur-Wheaton River combination is extremely attractive from both a financial and strategic perspective. Coeur’s offer represents a premium of approximately 20% to Wheaton River’s closing share price as of July 7, 2004, assuming all shareholders elect to receive cash.

     Our combined company will be:

•	North America’s fourth largest precious metals company with proven operating expertise;

•	A leading gold producer and the world’s leading primary silver producer with over 22 million ounces of annual production;

•	Among the world’s most liquid publicly-traded precious metals mining companies with expected listings on both the NYSE and the TSX;

•	One of the fastest growing precious metals companies with four attractive development projects including Amapari (Brazil), Kensington (Alaska), Los Filos (Mexico) and San Bartolome (Bolivia);

•	Highly leveraged to commodity prices with completely unhedged production; and

•	Financially powerful with strong free cash flow generation, balance sheet strength, and enhanced access to capital markets.

     Under the terms of our offer you can choose to receive for each of your Wheaton River common shares:

•	Cdn$5.47 in cash, subject to proration if Wheaton River shareholders request in the aggregate more than Cdn$570 million; or

•	0.796 shares of the combined company common stock; or

•	0.796 exchangeable shares of a Canadian subsidiary.

     We appreciate the ongoing expressions of support from Wheaton River’s shareholders. We look forward to completing the Coeur-Wheaton River combination.

     We encourage you to tender your shares by following the procedures set forth in the enclosed materials, which describe Coeur’s offer in detail.

Sincerely,

DENNIS E. WHEELER,
Chairman of the Board and Chief Executive Officer”

     CIBC World Markets Inc. and JP Morgan are serving as dealer managers for the offer. Wheaton River shareholders can get more information about the offer by contacting MacKenzie Partners, Inc., which is serving as information agent.

     Coeur d’Alene Mines Corporation is the world’s largest primary silver producer, as well as a significant, low-cost producer of gold. The Company has mining interests in Nevada, Idaho, Alaska, Argentina, Chile and Bolivia.

Cautionary Statement

This document contains numerous forward-looking statements relating to the Company’s silver and gold mining business. Such forward-looking statements include the statements above as to the impact of the proposed acquisition on both the combined entity and the Company’s stockholders. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the Company’s control. These include negotiation and completion of a formal transaction agreement, governmental regulatory processes, the Company’s ability to successfully integrate the operations of Wheaton River, assumptions with respect to future revenues, expected mining program performance and cash flows and the outcome of contingencies. Operating, exploration and financial data, and other statements in this document are based on information the company believes reasonable, but involve significant uncertainties as to future gold and silver prices, costs, ore grades, estimation of gold and silver reserves, mining and processing conditions, the completion and/or updating of mining feasibility studies, changes that could result from the Company’s future acquisition of new mining properties or businesses, the risks and hazards inherent in the mining business (including environmental hazards, industrial accidents, weather or geologically related conditions), regulatory and permitting matters, risks inherent in the ownership and operation of, or investment in, mining properties or businesses in foreign countries, as well as other uncertainties and risk factors set out in the Company’s filings from time to time with the SEC, including, without limitation, the Company’s reports on Form 10-K and Form 10-Q. Actual results and timetables could vary significantly from the estimates presented. Readers are cautioned not to put undue reliance on forward-looking statements. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Wheaton River or Coeur. Coeur’s offer to purchase will be made to Wheaton River shareholders only pursuant to tender offer material as required by applicable law. Coeur has filed a with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 and a Schedule TO. This communication is not a solicitation of a proxy from any security holder of Coeur d’Alene Mines Corporation or Wheaton River Minerals Ltd. YOU ARE URGED TO READ THE REGISTRATION STATEMENT, THE SCHEDULE TO AND ANY OTHER RELEVANT DOCUMENTS, INCLUDING PROXY SOLICITATION MATERIALS, FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You can obtain such materials, and any amendments and supplements thereto, (as they become available) without charge at the SEC’s website, www.sec.gov. In addition, you may obtain tender offer materials and any related proxy statement/prospectus (as they become available) and the other documents filed by Coeur with the SEC by requesting them in writing from, 400 Coeur d’Alene Mines Building, 505 Front Avenue, Coeur d’Alene, Idaho 83814, Attn: Investor Relations, tel: (208) 667-3511.

# # #

Contacts:	James A. Sabala
Chief Financial Officer
208-769-8152

Mitchell J. Krebs
Vice President Of Corporate Development
773-255-9808

Joele Frank / Judith Wilkinson
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449

Dan Burch / Steve Balet
MacKenzie Partners, Inc.
212-929-5500